Exhibit 99.2

DBV TECHNOLOGIES

Joint-stock company (société anonyme) with share capital of €1,937,248.60

Registered office: Green Square – Bât. D, 80/84 Rue des Meuniers – 92220 Bagneux – France

441 772 522 RCS Nanterre

(the “Company”)

ORDINARY AND EXTRAORDINARY GENERAL ASSEMBLY OF THE SHAREHOLDERS DATED JUNE 23, 2015

Agenda

Ordinary resolutions:

1.	Approval of the financial statements for the financial year ended December 31, 2014,

2.	Approval of the consolidated financial statements for the financial year ended December 31, 2014,

3.	Allocation of income for the year,

4.	Special report of the Statutory Auditors regarding regulated agreements and commitments (“conventions et engagements réglementés”) and approval - Acknowledgement of absence of any new agreement,

5.	Ratification of the provisional appointment of Ms. Chahra Louafi as a director,

6.	Ratification of the provisional appointment of Mr. Dan Soland as a director,

7.	Determination of the amount of directors’ fees allocated to members of the Board of Directors,

8.	Authorization to be granted to the Board of Directors for the Company to buy back its own shares pursuant to Article L. 225-209 of the French Commercial Code, duration of authorization, purposes, terms, and maximum amount,

Extraordinary resolutions:

9.	Authorization to be granted to the Board of Directors to cancel the shares redeemed by the Company pursuant to Article L. 225-209 of the French Commercial Code, duration of authorization, and maximum amount,

10.	Delegation of powers to the Board of Directors to increase the share capital through the incorporation of reserves, profits and/or premiums, duration of the delegation, maximum nominal amount of the capital increase, and policy for fractional shares,

11.	Delegation of powers to the Board of Directors to issue ordinary shares giving access, if applicable, to ordinary shares or to the allocation of debt securities (of the Company or of one of the group’s companies) and/or to transferable securities giving access to ordinary shares to be issued (by the Company or by one of the group’s companies) with maintenance of preferential subscription rights, duration of the delegation, maximum par value of the capital increase, and option to offer any non- subscribed securities to the public,

12.	Delegation of powers to the Board of Directors to issue ordinary shares giving access, if applicable, to ordinary shares or to the allocation of debt securities (of the Company or of one of the group’s companies) and/or to transferable securities giving access to ordinary shares to be issued (by the Company or by one of the group’s companies), without preferential subscription rights, by public offering and/or in consideration of securities granted as part of a public exchange offer, duration of the delegation, maximum par value of the capital increase, issue price, option to limit the issue to the amount of subscriptions or redistribute non-subscribed securities,

DBV Technologies

Siège social: Green Square Bât. D ; 80/84 Rue des Meuniers – 92220 Bagneux

SA au capital de 1,937,248.60€ N° SIRET 441 772 522 R.C.S. Nanterre

Tel : 01 55 42 78 78 ; Fax : 01 43 26 10 83

13.	Delegation of powers to the Board of Directors to issue ordinary shares giving access, if applicable, to ordinary shares or to the allocation of debt securities (of the Company or of one of the group’s companies) and/or to transferable securities giving access to ordinary shares to be issued (by the Company or by one of the group’s companies), without preferential subscription rights, via one of the offers set out in Section II, Article L. 411-2 of the French Monetary and Financial Code, duration of the delegation, maximum par value of the capital increase, issue price, option to limit the issue to the amount of subscriptions or redistribute non-subscribed securities,

14.	Authorization, in the event of an issue without preferential subscription rights, to set the issue price according to the terms set by the General Assembly, within a limit of 10% of the capital per year,

15.	Authorization to increase the total issue amount in the event of excess demand,

16.	Delegation of powers to the Board of Directors to increase the capital by issuing shares and/or transferable securities providing access to the capital, up to the limit of 10% of the share capital, in consideration for contributions in the form of equity securities and/or transferable securities providing access to the capital, and duration of the delegation,

17.	Delegation of powers to the Board of Directors to issue stock warrants (BSA), bonds with subscription and/or acquisition warrants for new and/or existing stock (BSAANE) and/or bonds with redeemable subscription and/or acquisition warrants for new and/or existing stock (BSAAR) without preferential subscription rights, for the benefit of a specific category of persons, maximum par value of the capital increase, duration of the delegation, strike price,

18.	Delegation of powers to the Board of Directors to enact a capital increase by issuing ordinary shares and/or transferable securities giving access to capital, without preferential subscription rights, for the benefit of members of an Employee Savings Plan, pursuant to Articles L. 3332-18 et seq. of the French Labor Code, duration of the delegation, maximum par value of the capital increase, issue price, option to award free shares pursuant to Article L. 3332-21 of the Labor Code,

19.	Authorization to the Board of Directors to grant free existing and/or future shares to members of staff and/or certain corporate officers of the Company or related companies, shareholder waiver of their preferential subscription rights, duration of the authorization, maximum amount, duration of vesting periods, especially in respect of disability and holding periods,

20.	Overall limitation of the authorized amounts provided by the Eleventh, Twelfth, Thirteenth and Sixteenth resolutions of this General Assembly,

21.	Amendment to Article 23 of the Articles of Association to confirm the upholding of the single voting right,

22.	Approval of the merger providing for the absorption of the company PHYS Participations by the Company; approval of the terms and conditions of the draft merger agreement in relation thereto;

23.	Approval of the merger providing for the absorption of the company DBCS Participations by the Company; approval of the terms and conditions of the draft merger agreement in relation thereto;

24.	Approval of the capital increase in the amount of € 30,178.80 as compensation for the merger by absorption of the company PHYS Participations by the Company and acknowledgement of the completion of said merger;

25.	Approval of the capital increase in the amount of € 28,875.50 as compensation for the merger by absorption of the company DBCS Participations by the Company and acknowledgement of the completion of said merger;

26.	Allocation of the merger premium relating to the merger by absorption of the company PHYS Participations by the Company;

27.	Allocation of the merger premium relating to the merger by absorption of the company DBCS Participations by the Company;

DBV Technologies

Siège social: Green Square Bât. D ; 80/84 Rue des Meuniers – 92220 Bagneux

SA au capital de 1,937,248.60€ N° SIRET 441 772 522 R.C.S. Nanterre

Tel : 01 55 42 78 78 ; Fax : 01 43 26 10 83

28.	Capital reduction by cancellation of treasury shares resulting from the completion of the merger by absorption of the company PHYS Participations by the Company;

29.	Capital reduction by cancellation of treasury shares resulting from the completion of the merger by absorption of the company DBCS Participations by the Company;

30.	Amendment of the Company’s bylaws following the completion of the merger by absorption of the company PHYS Participations by the Company and the related capital reduction;

31.	Amendment of the Company’s bylaws following the completion of the merger by absorption of the company DBCS Participations by the Company and the related capital reduction;

32.	Powers for the accomplishment of formalities.

Text of the resolutions

Ordinary resolutions:

First Resolution - Approval of the financial statements for the financial year ended December 31, 2014

The General Assembly, having reviewed the reports of the Board of Directors, the Chairman of the Board and the Statutory Auditors regarding the financial year ended December 31, 2014, approves the annual financial statements for the financial year ended on that date, as they were presented, which show a loss of € 19,066,718.

Second Resolution - Approval of the consolidated financial statements for the financial year ended December 31, 2014

The General Assembly, having reviewed the reports of the Board of Directors, the Chairman of the Board and the Statutory Auditors regarding the consolidated financial statement as at December 31, 2014, approves these statements, as they were presented, which show a loss of €24,011,880.

Third Resolution - Allocation of income for the year

The General Assembly, on the proposal of the Board of Directors, decides to allocate the whole of the loss for the financial year ended December 31, 2014, amounting to €19,066,718, to the negative balance brought forward, which as a result would change from €30,420,340 to €49,487,058.

Pursuant to provisions of Article 243 bis of the French General Tax Code, the General Assembly acknowledges that it was reminded that no distribution of dividends or income occurred in the past three financial years.

Fourth Resolution - Special report of the Statutory Auditors regarding regulated agreements and commitments (“conventions et engagements réglementés”) and approval - Acknowledgement of absence of any new agreement

The General Assembly, having reviewed the Statutory Auditors’ special report mentioning the absence of any new agreements as detailed in Articles L. 225-38 et seq. of the French Commercial Code, merely acknowledges thereof.

DBV Technologies

Siège social: Green Square Bât. D ; 80/84 Rue des Meuniers – 92220 Bagneux

SA au capital de 1,937,248.60€ N° SIRET 441 772 522 R.C.S. Nanterre

Tel : 01 55 42 78 78 ; Fax : 01 43 26 10 83

Fifth Resolution - Ratification of the provisional appointment of Ms. Chahra Louafi as a director

The General Assembly ratifies the decision taken by the Board of Directors during its meeting on July 15, 2014 to provisionally appoint Ms. Chahra Louafi as a director, to replace the resigning BPIFRANCE INVESTISSEMENT.

Consequently, Ms. Chahra Louafi shall perform her duties for the remaining term of her predecessor, that is until the end of the General Assembly held in 2016 to deliberate on the financial statements for the previous year.

Sixth Resolution - Ratification of the provisional appointment of Mr. Daniel Soland as a director

The General Assembly ratifies the decision taken by the Board of Directors during its meeting on March 6,

2015 to provisionally appoint Mr. Dan Soland as a director, to replace the resigning Mr. Didier Hoch.

Consequently, Mr. Daniel Soland shall perform his duties for the remaining term of his predecessor, that is until the end of the General Assembly held in 2016 to deliberate on the financial statements for the previous year.

Seventh Resolution - Determination of the amount of directors’ fees allocated to members of the Board of Directors

The General Assembly decides to increase the overall annual amount of directors’ fees allocated to the Board of Directors from €100,000 to €350,000.

This decision applies to the current year and will continue to apply until further decision.

Eighth resolution - Authorization to be granted to the Board of Directors for the Company to buy back its own shares pursuant to Article L. 225-209 of the French Commercial Code, duration of authorization, purposes, terms, and maximum amount

The General Assembly, having reviewed the report of the Board of Directors, authorizes it, for a period of eighteen months, pursuant to Articles L. 225-209 et seq. of the French Commercial Code, to buy back, on one or more occasions and at the times of its choosing, Company shares up to the limit of 10% of the number of shares making up the share capital, adjusted, if necessary, to take into account any potential capital increases or reductions that may have taken place during the course of the scheme.

This authorization cancels the authorization granted to the Board of Directors by the General Assembly dated June 3, 2014 in its Fifteenth Ordinary Resolution.

The shares may be bought back in order to:

•	support the secondary market or ensure liquidity for DBV TECHNOLOGIES shares through a liquidity agreement with an investment service provider, pursuant to the AMAFI Code of Ethics as permitted by the AMF,

DBV Technologies

Siège social: Green Square Bât. D ; 80/84 Rue des Meuniers – 92220 Bagneux

SA au capital de 1,937,248.60€ N° SIRET 441 772 522 R.C.S. Nanterre

Tel : 01 55 42 78 78 ; Fax : 01 43 26 10 83

•	hold the bought-back shares for future reissue in exchange or as payment for external growth transactions,

•	provide coverage to meet obligations arising from stock option plans and/or free share allocation plans (or similar plans) for the group’s employees and/or corporate officers, as well as all share allocations arising under Company or group employee savings plans (or similar plans), employee profit-sharing plans and/or any other form of share allocation arrangement for the group’s employees and/or corporate officers,

•	hedge the transferable securities giving access to the Company’s shares, pursuant to current regulations,

•	cancel the shares purchased, if necessary, subject to receipt of authorization from this General Assembly as per the Ninth Extraordinary Resolution.

These share purchases may be enacted by any means whatsoever, including through the purchase of share blocks, at the time elected by the Board of Directors.

These transactions may not be carried out while public offerings are ongoing.

The Company does not intend to use options or derivatives.

The maximum purchase price is set at €100 per share. In the event of a capital transaction, in particular a stock split or reverse split, or the allocation of free shares, the above-mentioned amount shall be adjusted in the same proportions (multiplier coefficient equal to the ratio between the number of shares comprising the share capital before the transaction and the number of shares after the transaction).

The maximum transaction amount shall not exceed €80 million.

The General Assembly hereby authorizes the Board of Directors to carry out these transactions, set the terms and conditions and methods thereof, finalize all agreements and complete all formalities.

Extraordinary resolutions:

Ninth Resolution - Authorization to be granted to the Board of Directors to cancel the shares redeemed by the Company pursuant to Article L. 225-209 of the French Commercial Code, duration of authorization, and maximum amount

The General Assembly, having reviewed the Board of Directors’ report and the Statutory Auditors’ report:

1)	Authorizes the Board of Directors to cancel, at its own discretion, in one or more transactions, and up to a limit of 10% of the capital calculated on the date of the cancellation decision, minus any shares cancelled over the course of the previous 24 months, shares held by the Company or which it may hold following redemptions carried out under the scope of Article L. 225-209 of the French Commercial Code, and to reduce the share capital accordingly, pursuant to the legal and regulatory provisions in force,

2)	Sets the term of validity of this authorization at twenty-four months as from the date of this General Assembly,

DBV Technologies

Siège social: Green Square Bât. D ; 80/84 Rue des Meuniers – 92220 Bagneux

SA au capital de 1,937,248.60€ N° SIRET 441 772 522 R.C.S. Nanterre

Tel : 01 55 42 78 78 ; Fax : 01 43 26 10 83

3)	Decides that the Board of Directors may not, without prior authorization from the General Assembly, use this authorization after a third party has filed a public offer in connection with the Company’s shares, and until the end of the offer period,

4)	Grants full powers to the Board of Directors to perform the tasks required for such cancellations and the corresponding reductions of the share capital, and amend the Company’s Articles of Association accordingly, and carry out all necessary formalities.

Tenth Resolution - Delegation of powers to the Board of Directors to increase the share capital through the incorporation of reserves, profits and/or premiums, duration of the delegation, maximum nominal amount of the capital increase, and policy for fractional shares

The General Assembly, having reviewed the report of the Board of Directors, and deliberating in accordance with the quorum and majority requirements for Ordinary General Meetings, and pursuant to the provisions of Articles L. 225-129-2 and L. 225-130 of the French Commercial Code:

1)	Delegates authority to the Board of Directors to increase the share capital, on one or more occasions, at the times and according to the terms it shall define, by incorporating reserves, profits, premiums or other sums eligible for capitalization into the capital, or by issuing or allocating free shares or by increasing the par value of ordinary existing shares, or by combining these two methods,

2)	Decides that, if the Board of Directors uses this delegation, pursuant to the provisions of Article L. 225-130 of the French Commercial Code, in cases where the capital increase is enacted through the allocation of free shares, that the rights attached to fractional units shall be neither negotiable nor transferable and that the corresponding equity securities shall be sold; the sums accruing from such sales will be allocated to the holders of the rights within the deadlines determined by the regulations,

3)	Sets the term of validity of this delegation at eighteen months as from the date of this General Assembly,

4)	Decides that the amount of the capital increase resulting from the issues enacted according to this resolution should not exceed 50% of the share capital calculated on the date of the decision of the Board of Directors to increase the capital, not including the amount required to preserve, in accordance with law, the rights of the holders of transferable securities granting access to shares,

5)	This maximum amount is separate from all maximum amounts set by the other resolutions of this General Assembly,

6)	Decides that the Board of Directors may not, without prior authorization from the General Assembly, use these delegated powers after a third party has filed a public offer in connection with the Company’s shares, and until the end of the offer period,

7)	Grants to the Board of Directors full powers to enact this resolution, and, more generally, to take all measures and carry out all necessary formalities to complete each capital increase, to record its completion and to amend the Articles of Association accordingly,

DBV Technologies

Siège social: Green Square Bât. D ; 80/84 Rue des Meuniers – 92220 Bagneux

SA au capital de 1,937,248.60€ N° SIRET 441 772 522 R.C.S. Nanterre

Tel : 01 55 42 78 78 ; Fax : 01 43 26 10 83

8)	Formally acknowledges, as from this date, that this delegation supersedes any and all relevant prior delegations granted for the same purpose, or unused portions thereof.

Eleventh Resolution - Delegation of powers to the Board of Directors to issue ordinary shares giving access, if applicable, to ordinary shares or to the allocation of debt securities (of the Company or of one of the group’s companies) and/or to transferable securities giving access to ordinary shares to be issued (by the Company or by one of the group’s companies) with maintenance of preferential subscription rights, duration of the delegation, maximum par value of the capital increase, and option to offer any non-subscribed securities to the public

The General Assembly, having reviewed the Board of Directors’ report and the Statutory Auditors’ special report and pursuant to the French Commercial Code, in particular, Articles L. 225-129-2, L. 228-92 and L. 225-132 et seq.:

1)	Delegates authority to the Board of Directors to issue, on one or more occasions, in the proportions and at the times of its choosing, either in euros or in foreign currencies or in any other accounting unit set with reference to a basket of currencies,

•	ordinary shares;

•	and/or ordinary shares giving access to the allocation of ordinary shares or debt securities;

•	and/or transferable securities giving access to ordinary shares to be issued by the Company.

Pursuant to Article L. 228-93 of the French Commercial Code, future transferable securities may give rights to ordinary shares to be issued by any company that directly or indirectly holds more than half of the Company’s share capital or in which the Company directly or indirectly holds more than a 50% stake.

2)	Sets the term of validity of this delegation at eighteen months as from the date of this General Assembly.

3)	Decides to set the maximum authorized amount to be issued as detailed below, should the Board of Directors use these delegated powers:

The total par value of the shares that may be issued pursuant to this delegation may not exceed 30% of the share capital calculated on the date of the decision of the Board of Directors to increase the capital,

If necessary, this maximum amount will be increased by the par value of the ordinary shares to be issued to preserve the rights of the holders of transferable securities giving access to the Company’s share capital, in accordance with law and, where applicable, any contractual stipulations providing for other adjustments.

The maximum amount defined above counts toward the total maximum for the par value of the shares which may be issued pursuant to the Twentieth Resolution.

4)	Decides that the Board of Directors may not, without prior authorization from the General Assembly, use these delegated powers after a third party has filed a public offer in connection with the Company’s shares, and until the end of the offer period.

DBV Technologies

Siège social: Green Square Bât. D ; 80/84 Rue des Meuniers – 92220 Bagneux

SA au capital de 1,937,248.60€ N° SIRET 441 772 522 R.C.S. Nanterre

Tel : 01 55 42 78 78 ; Fax : 01 43 26 10 83

5)	If the Board of Directors uses this delegation of powers in the context of the share issues detailed above in point 1):

a/ decides that the issue(s) of ordinary shares and/or transferable securities giving access to the share capital shall be reserved, on a preferential basis, to shareholders who are entitled to subscribe as of right.

b/ decides that, if the as-of-right subscriptions and, where appropriate, any other subscriptions, have not absorbed the entire issue mentioned in 1), the Board of Directors may take the following actions:

•	limit the issue to the amount of subscriptions and, where appropriate, within the limits determined by the regulations;

•	freely allocate some or all of the non-subscribed shares;

•	offer to the public all or part of any non-subscribed securities.

6)	Decides that the Board of Directors shall be granted, within the limits set above, the powers required to set the terms for the issue(s) and determine the price of the issue, and if applicable, record the completion of the resulting capital increases, amend the Articles of Association accordingly, levy, as it sees fit, the costs of the capital increases on the related premiums and deduct the necessary sums from said premiums to bring the statutory reserve to one-tenth of the new share capital after each increase and, more generally, take all other necessary measures.

7)	Acknowledges that this delegation supersedes any and all relevant prior delegations granted for the same purpose.

Twelfth Resolution - Delegation of powers to the Board of Directors to issue ordinary shares giving access, if applicable, to ordinary shares or to the allocation of debt securities (of the Company or of one of the group’s companies) and/or to transferable securities giving access to ordinary shares to be issued (by the Company or by one of the group’s companies), without preferential subscription rights, by public offering and/or in consideration of securities granted as part of a public exchange offer, duration of the delegation, maximum par value of the capital increase, issue price, option to limit the issue to the amount of subscriptions or redistribute non-subscribed securities

The General Assembly, having reviewed the Board of Directors’ report and the Statutory Auditors’ special report and pursuant to the French Commercial Code, in particular, Articles L. 225-129-2, L. 225-136, L. 225-148 and L. 228-92:

1)	Delegates authority to the Board of Directors to issue, on one or more occasions, in the proportions and at the times of its choosing, on the French and/or international market, by public offering, either in euros or in foreign currencies or in any other accounting unit set with reference to a basket of currencies:

•	ordinary shares;

•	and/or ordinary shares giving access to the allocation of ordinary shares or debt securities;

•	and/or transferable securities giving access to ordinary shares to be issued by the Company.

DBV Technologies

Siège social: Green Square Bât. D ; 80/84 Rue des Meuniers – 92220 Bagneux

SA au capital de 1,937,248.60€ N° SIRET 441 772 522 R.C.S. Nanterre

Tel : 01 55 42 78 78 ; Fax : 01 43 26 10 83

These securities may be issued for the purpose of paying for securities contributed to the Company in the context of a public exchange offer, pursuant to the conditions of Article L. 225-148 of the French Commercial Code.

Pursuant to Article L. 228-93 of the French Commercial Code, transferable securities to be issued may give rights to ordinary shares to be issued by any company that directly or indirectly holds more than half of the Company’s share capital or in which the Company directly or indirectly holds at least a 50% stake.

2)	Sets the term of validity of this delegation at eighteen months as from the date of this General Assembly.

3)	The total par value of the ordinary shares that may be issued pursuant to this delegation may not exceed 30% of the share capital calculated on the date of the decision of the Board of Directors to increase the capital.

If necessary, this maximum amount will be increased by the par value of the ordinary shares to be issued to preserve the rights of the holders of transferable securities giving access to the Company’s share capital, in accordance with law and, where applicable, with any contractual stipulations providing for other adjustments.

The maximum amount defined above counts toward the total maximum for the par value of the shares which may be issued pursuant to the Twentieth Resolution.

4)	Decides to cancel shareholders’ preferential subscription rights to ordinary shares and transferable securities giving access to the share capital and/or to debt securities covered by this resolution, while retaining the Board of Directors’ option to grant preferential rights to shareholders, pursuant to the law.

5)	Decides that the sum due or to be due to the Company for each of the ordinary shares issued under this delegation of powers shall be at least equal to the minimum required by the applicable legal and regulatory provisions at the time the Board of Directors exercises the delegation, having taken into account, in the case of an autonomous stock warrant issue, the issue price of the said warrants.

6)	Decides, in the event securities are issued for the purpose of paying for securities contributed to the Company in the context of a public exchange offer, pursuant to the conditions set forth by Article L. 225-148 of the French Commercial Code, and within the limits set out above, to grant the Board of Directors the powers required to set the list of securities for exchange, to set the issue conditions, the share exchange ratio, and, if applicable, the amount of the cash payment to be paid, and to determine the terms of the issue.

7)	Decides that the Board of Directors may not, without prior authorization from the General Assembly, use these delegated powers after a third party has filed a public offer in connection with the Company’s shares, and until the end of the offer period.

8)	Decides that, if subscriptions have not absorbed the entire issue mentioned at 1), the Board of Directors may take the following actions:

•	limit the issue to the amount of subscriptions and, where appropriate, within the limits determined by the regulations;

•	freely allocate some or all of the non-subscribed shares.

DBV Technologies

Siège social: Green Square Bât. D ; 80/84 Rue des Meuniers – 92220 Bagneux

SA au capital de 1,937,248.60€ N° SIRET 441 772 522 R.C.S. Nanterre

Tel : 01 55 42 78 78 ; Fax : 01 43 26 10 83

9)	Decides that the Board of Directors shall be granted, within the limits set above, the powers required to set the terms for the issue(s), and if applicable, record the completion of the resulting capital increases, amend the Articles of Association accordingly, levy, as it sees fit, the costs of the capital increase on the related premiums and deduct the necessary sums from said premiums to bring the statutory reserve to one-tenth of the new share capital after each increase and, more generally, take all other necessary measures.

10)	Acknowledges that this delegation supersedes any and all relevant prior delegations granted for the same purpose.

Thirteenth Resolution - Delegation of powers to the Board of Directors to issue ordinary shares giving access, if applicable, to ordinary shares or to the allocation of debt securities (of the Company or of one of the group’s companies) and/or to transferable securities giving access to ordinary shares to be issued (by the Company or by one of the group’s companies), without preferential subscription rights, via one of the offers set out in Section II, Article L. 411-2 of the French Monetary and Financial Code, duration of the delegation, maximum par value of the capital increase, issue price, option to limit the issue to the amount of subscriptions or redistribute non-subscribed securities

The General Assembly, having reviewed the Board of Directors’ report and the Statutory Auditors’ special report and pursuant to the French Commercial Code, in particular, Articles L. 225-129-2, L. 225-136 and L. 228-92:

1)	Delegates authority to the Board of Directors to issue, on one or more occasions, in the proportions and at the times of its choosing, on the French and/or international market, via an offering as detailed in paragraph II of Article L. 411-2 of the French Monetary and Financial Code, either in euros or in foreign currencies or in any other account unit set with reference to a basket of currencies:

•	ordinary shares;

•	and/or ordinary shares giving access to the allocation of ordinary shares or debt securities;

•	and/or transferable securities giving access to ordinary shares to be issued by the Company.

Pursuant to Article L. 228-93 of the French Commercial Code, the transferable securities to be issued may give rights to ordinary shares to be issued by any company that directly or indirectly holds more than half of its share capital or of which the Company directly or indirectly owns more than 50%.

2)	Sets the term of validity of this delegation at eighteen months as from the date of this General Assembly.

The total par value of the ordinary shares that may be issued pursuant to this delegation should not exceed 30% of the share capital calculated on the date of the decision of the Board of Directors to increase the capital, , and is limited to 20% of the capital per year.

If necessary, this maximum amount will be increased by the par value of the ordinary shares to be issued to preserve the rights of the holders of transferable securities giving access to the Company’s share capital, in accordance with law and, where applicable, with any contractual stipulations providing for other adjustments.

DBV Technologies

Siège social: Green Square Bât. D ; 80/84 Rue des Meuniers – 92220 Bagneux

SA au capital de 1,937,248.60€ N° SIRET 441 772 522 R.C.S. Nanterre

Tel : 01 55 42 78 78 ; Fax : 01 43 26 10 83

The maximum amount defined above counts toward the total maximum for the par value of the shares which may be issued pursuant to the Twentieth Resolution.

3)	Decides to cancel shareholders’ preferential subscription rights to ordinary shares and to transferable securities giving access to the capital and/or to debt securities covered by this resolution.

4)	Decides that the sum due or to be due to the Company for each of the ordinary shares issued under this delegation of powers shall be at least equal to the minimum required by the applicable legal and regulatory provisions at the time the Board of Directors exercises the delegation, having taken into account, in the case of an autonomous stock warrant issue, the issue price of the said warrants.

5)	Decides that the Board of Directors may not, without prior authorization from the General Assembly, use these delegated powers after a third party has filed a public offer in connection with the Company’s shares, and until the end of the offer period.

6)	Decides that, if subscriptions have not absorbed the entire issue mentioned at 1), the Board of Directors may take the following actions:

•	limit the issue to the amount of subscriptions and, where appropriate, subject to the limitations determined by the regulations;

•	freely allocate some or all of the non-subscribed shares.

7)	Decides that the Board of Directors shall be granted, within the limits set above, the powers required to set the terms for the issue(s), and if applicable, record the completion of the resulting capital increases, amend the Articles of Association accordingly, levy, as it sees fit, the costs of the capital increase on the related premiums and deduct the necessary sums from said premiums to bring the statutory reserve to one-tenth of the new share capital after each increase and, more generally, take all other necessary measures.

8)	Notes that this delegation supersedes any and all relevant prior delegations granted for the same purpose.

Fourteenth Resolution - Authorization, in the event of an issue without preferential subscription rights, to set the issue price according to the terms set by the General Assembly, within a limit of 10% of the capital per year

The General Assembly, having reviewed the Board of Directors’ report and the Statutory Auditors’ special report and pursuant to the French Commercial Code, in particular Article L. 225-136-1, paragraph 2 thereof, authorizes the Board of Directors, which decides to issue ordinary shares or transferable securities giving access to the capital, pursuant to the Twelfth and Thirteenth Resolutions, to depart from the price-setting conditions set out in the above-mentioned resolutions, up to a maximum of 10% of the share capital per year, and to set the issue price of similar future equity securities as follows:

The issue price of the equity securities to be issued immediately or at a later date may not be lower than either of the following, at the Board of Directors’ discretion:

•	the weighted average trading price of the Company’s share on the trading day prior to the date on which the issue price is set, with a maximum discount of up to 15%;

DBV Technologies

Siège social: Green Square Bât. D ; 80/84 Rue des Meuniers – 92220 Bagneux

SA au capital de 1,937,248.60€ N° SIRET 441 772 522 R.C.S. Nanterre

Tel : 01 55 42 78 78 ; Fax : 01 43 26 10 83

•	or the average of five consecutive trading prices for the share selected from the last thirty trading days prior to the date on which the issue price is set, with a maximum discount of up to 15%.

Fifteenth Resolution - Authorization to increase the total issue amount in the event of excess demand

The General Assembly, after reviewing the reports from the Board of Directors, decides that, for each issue of ordinary shares or transferable securities giving access to the capital approved pursuant to the Eleventh to Thirteenth Resolutions, the number of securities to be issued may be increased under the conditions of the provisions of Articles L. 225-135-1 and R. 225-118 of the French Commercial Code, up to the maximum amounts set by the General Assembly, if the Board of Directors acknowledges excess demand.

Sixteenth Resolution - Delegation of powers to the Board of Directors to increase the capital by issuing shares and/or transferable securities providing access to the capital, up to the limit of 10% of the share capital, in consideration for contributions in the form of equity securities and/or transferable securities providing access to the capital, and duration of the delegation

The General Assembly, after reviewing the reports of the Board of Directors and of the Statutory Auditors and pursuant to Articles L. 225-147 and L. 228-92 of the French Commercial Code:

1)	Authorizes the Board of Directors, after reviewing the Contribution Auditors’ report, to issue ordinary shares or transferable securities giving access to ordinary shares in consideration for contributions granted to the Company in the form of equity securities or transferable securities conferring access to the capital when the provisions of Article L. 225-148 of the French Commercial Code are not applicable.

2)	Sets the term of validity of this delegation at eighteen months as from the date of this General Assembly.

3)	Decides that the total par value of the ordinary shares that may be issued pursuant this delegation may not exceed 10% of the capital on the date of this General Assembly, not taking into account the par value of ordinary shares to be issued to preserve the rights of the holders of transferable securities giving access to the Company’s share capital, pursuant to law and, where applicable, any contractual stipulations providing for other adjustments. This maximum amount counts toward the total maximum for the par value of the shares which may be issued pursuant to the Twentieth Resolution.

4)	Decides that the Board of Directors may not, without prior authorization from the General Assembly, use these delegated powers after a third party has filed a public offering in connection with the Company’s shares, and until the end of the offer period.

5)	Delegates full powers to the Board of Directors to approve the evaluation of contributions, to determine the resulting capital increase, to record its completion, to levy, if applicable, the costs of the capital increase on the contribution premium, and deduct the necessary sums from this amount to bring the statutory reserve to one-tenth of the new share capital after each increase, amend the Articles of Association accordingly and, more generally, take all other necessary measures.

6)	Notes that this delegation supersedes any and all relevant prior delegations granted for the same purpose.

DBV Technologies

Siège social: Green Square Bât. D ; 80/84 Rue des Meuniers – 92220 Bagneux

SA au capital de 1,937,248.60€ N° SIRET 441 772 522 R.C.S. Nanterre

Tel : 01 55 42 78 78 ; Fax : 01 43 26 10 83

Seventeenth Resolution - Delegation of powers to the Board of Directors to issue stock warrants (BSA), bonds with subscription and/or acquisition warrants for new and/or existing stock (BSAANE) and/or bonds with redeemable subscription and/or acquisition warrants for new and/or existing stock (BSAAR) without preferential subscription rights, for the benefit of a specific category of persons, maximum par value of the capital increase, duration of the delegation, strike price

The General Assembly, having reviewed the Board of Directors’ report and the Statutory Auditors’ special report and pursuant to the French Commercial Code, in particular Articles L. 225-129-2, L. 225-138 and L. 228-91 thereof:

1)	Delegates authority to the Board of Directors to carry out, on one or more occasions, in the proportions and at the times of its choosing, in France and abroad, the issue of new stock warrants (BSA), bonds with subscription and/or acquisition warrants for new and/or existing stock (BSAANE) and/or bonds with redeemable subscription and/or acquisition warrants for new and/or existing stock (BSAAR) without preferential subscription rights, for the benefit of a specific category of persons as defined below.

2)	Sets the term of validity of this delegation at eighteen months as from the date of this General Assembly.

3)	Decides that the total par value of shares to which the warrants issued pursuant to this delegation give entitlement may not exceed 4% of the capital on the day of this General Assembly. To this maximum amount will be added, as necessary, the par value of the future ordinary shares issued to preserve the rights of the holders of BSAs and/or BSAANEs and/or BSAARs, pursuant to law and, where applicable, any contractual stipulations providing for other adjustments. This maximum amount is separate from all maximum amounts set by the other resolutions of this General Assembly.

4)	Decides that the subscription and/or acquisition price of the shares acquired by exercising the warrants, after taking into account the warrant issue price, shall be at least equal to the average closing price of DBV TECHNOLOGIES shares for the 20 trading days preceding the decision to issue the warrants.

5)	Decides to withdraw the preferential subscription rights of shareholders to the BSAs, BSAANEs and BSAARs to be issued for the benefit of the following category of persons: directors, scientific committee members, employees of the Company, and persons linked to the Company and French or foreign companies related to the Company in the context of a service or consultancy contract, according to the meaning of Article L. 225-180 of the French Commercial Code.

6)	Acknowledged that this delegation means that shareholders waive their preferential subscription rights to Company shares that may be issued by the exercising of warrants for the benefit of the holders of BSAs, BSAANEs and/or BSAARs.

7)	Decides that the Board of Directors may not, without prior authorization from the General Assembly, use these delegated powers after a third party has filed a public offer in connection with the Company’s shares, and until the end of the offer period.

8)	Decides that, if subscriptions have not absorbed the entire BSA, BSAANE and/or BSAAR issue, the Board of Directors may take the following actions:

DBV Technologies

Siège social: Green Square Bât. D ; 80/84 Rue des Meuniers – 92220 Bagneux

SA au capital de 1,937,248.60€ N° SIRET 441 772 522 R.C.S. Nanterre

Tel : 01 55 42 78 78 ; Fax : 01 43 26 10 83

•	limit the issue to the amount of subscriptions and, where appropriate, within the limits determined by the regulations;

•	freely allocate some or all of the non-subscribed BSAs, BSAANEs and/or BSAARs to persons covered by the category defined above.

9)	Decides that the Board of Directors shall be granted all necessary powers, under the terms set by the law and provided above, to issue BSAs, BSAANEs and/or BSAARs and, in particular, to:

•	set the specific list of beneficiaries within the category of persons defined above, the nature and number of warrants to be allocated to each beneficiary, the number of shares to which each warrant shall give entitlement, the issue price of the warrants and the subscription and/or acquisition price of the shares to which the warrants give entitlement under the terms outlined above, the terms and deadlines for the subscription and exercise of the warrants, the associated adjustment mechanisms and more generally, all terms and conditions with respect to the issue;

•	prepare an additional report describing the final terms and conditions of the transaction;

•	conduct the necessary share acquisitions within the framework of the share buyback program and allocate them via the allocation plan;

•	record the completion of the capital increase resulting from the exercising of the BSAs, BSAANEs and/or BSAARs and amend the Articles of Association accordingly;

•	at its sole discretion, levy the costs of the capital increase on the associated premiums and deduct the necessary sums from said premiums to bring the statutory reserve to one-tenth of the new share capital after each increase;

•	grant the Chief Executive Officer the powers required to enact the capital increase, and to delay the capital increase, within the limits and according to the terms and conditions previously set by the Board of Directors;

•	and more generally, take all other necessary measures.

The General Assembly notes that this delegation supersedes any and all relevant prior delegations granted for the same purpose.

Eighteenth Resolution - Delegation of powers to the Board of Directors to enact a capital increase by issuing ordinary shares and/or transferable securities giving access to capital, without preferential subscription rights, for the benefit of members of an Employee Savings Plan, pursuant to Articles L. 3332-18 et seq. of the French Labor Code, duration of the delegation, maximum par value of the capital increase, issue price, option to award free shares pursuant to Article L. 3332-21 of the Labor Code

The General Assembly, having reviewed the Board of Directors’ report and the Statutory Auditors’ special report, deliberating in application of Articles L. 225-129-6, L. 225-138-1 and L. 228-92 of the French Commercial Code and L. 3332-18 et seq. of the French Labor Code:

DBV Technologies

Siège social: Green Square Bât. D ; 80/84 Rue des Meuniers – 92220 Bagneux

SA au capital de 1,937,248.60€ N° SIRET 441 772 522 R.C.S. Nanterre

Tel : 01 55 42 78 78 ; Fax : 01 43 26 10 83

1)	Delegates its powers to the Board of Directors to, at its own discretion, enact a capital increase on one or more occasions through the issue of ordinary shares or transferable securities giving access to future equity securities of the Company for the benefit of members of one or more group or Company employee savings plans established by the Company and/or affiliated French or foreign companies under the conditions of Article L. 225-180 of the French Commercial Code and of Article L. 3344-1 of the French Labor Code.

2)	Withdraws the preferential rights to subscribe to shares that may be issued pursuant to this delegation, for the benefit of these persons.

3)	Sets the term of validity of this delegation at twenty-six months as from the date of this General Assembly.

4)	Limits the maximum par value of the increase(s) that may be enacted pursuant to this delegation at 2% of the share capital on the date of the decision of the Board of Directors to enact the increase, on the understanding that this amount is separate from any other maximum amounts set by other delegations relating to capital increases. To this total will be added, as necessary, the additional amount of future ordinary shares issued to preserve the rights of the holders of transferable securities giving access to the Company’s capital, in accordance with law and any applicable contractual stipulations providing for other adjustments.

5)	Decides that the price of future shares issued pursuant to 1/ of this delegation may not be more than 20% (or 30%, when the vesting period stipulated by the plan pursuant to Articles L. 3332-25 and L. 3332-26 of the French Labor Code is greater than or equal to ten years) below the average share opening price over the course of the 20 trading days prior to the Board of Directors’ decision to enact the capital increase and the resulting share issue, nor may it be higher than this average.

6)	Decides, pursuant to Article L. 3332-21 of the French Labor Code, that the Board of Directors may allocate to the beneficiaries defined in the first paragraph above, free shares already issued or to be issued, or other securities already issued or to be issued giving access to the Company’s capital (i) in respect of the contribution that may be paid pursuant to the regulations governing the group or Company savings plans and/or (ii) where appropriate, as a discount.

7)	Acknowledges that this delegation supersedes any and all relevant prior delegations granted for the same purpose.

The Board of Directors may decide whether or not to implement this delegation, take all measures and carry out all necessary formalities.

Nineteenth Resolution - Authorization to the Board of Directors to grant free existing and/or future shares to members of staff and/or certain corporate officers of the Company or related companies, shareholder waiver of their preferential subscription rights, duration of the authorization, maximum amount, duration of vesting periods, especially in respect of disability and holding periods

The General Assembly, having reviewed the Board of Directors’ report and the Statutory Auditors’ special report, authorizes the Board of Directors, on one or more occasions, in accordance with Articles L. 225-197-1 and L. 225-197-2 of the French Commercial Code, to allocate existing or future ordinary shares in the Company, for the benefit of:

DBV Technologies

Siège social: Green Square Bât. D ; 80/84 Rue des Meuniers – 92220 Bagneux

SA au capital de 1,937,248.60€ N° SIRET 441 772 522 R.C.S. Nanterre

Tel : 01 55 42 78 78 ; Fax : 01 43 26 10 83

•	members of staff of the Company or companies that are directly or indirectly related to it as defined by Article L. 225-197-2 of the French Commercial Code;

•	and/or corporate officers who meet the conditions set out in Article L. 225-197-1 of the French Commercial Code.

The total number of free shares granted may not exceed 5% of the share capital on the date of this General Assembly.

The allocation of shares to beneficiaries shall become definitive after a vesting period to be set by the Board of Directors; however, this period may not be shorter than the minimum period set by law. The beneficiaries shall, where appropriate, retain these shares for a period to be set by the Board of Directors; however, this period may not be shorter than the minimum period set by law. The cumulative duration of the vesting and retention periods may not be shorter than the minimum period set by law.

By way of exception, definitive allocation will take place before the end of the vesting period in the event that a beneficiary becomes disabled, if such disability falls into the second and third categories set out in Article L. 341-4 of the French Social Security Code.

The definitive allocation of free shares to the key managers of the company will be subject to the achievement of performance criteria that will be set by the Board of Directors.

All powers are granted to the Board of Directors to:

•	Set the conditions and, where appropriate, the criteria for the granting of shares;

•	Determine the identity of the beneficiaries and the number of shares allocated to each;

•	If applicable:

•	record the existence of sufficient reserves and, upon each share grant, transfer to a reserve account the sums required to pay up the new shares to be granted;

•	at the appropriate time, decide to proceed with the capital increase(s), by means of incorporation of reserves, premiums or profits, relating to the issue of new free shares;

•	conduct the necessary share acquisitions within the framework of the share buyback program and allocate them via the allocation plan;

•	determine the impact on beneficiaries’ rights of transactions affecting the share capital or likely to affect the value of shares allocated and enacted during the vesting period and, as a result, modify or adjust, if necessary, the number of shares granted to preserve the beneficiaries’ rights;

•	undertake all necessary measures, where applicable, to ensure that beneficiaries comply with the obligation to hold their shares;

•	and generally, in accordance with the applicable legislation, perform all duties that the implementation of this authorization may require.

DBV Technologies

Siège social: Green Square Bât. D ; 80/84 Rue des Meuniers – 92220 Bagneux

SA au capital de 1,937,248.60€ N° SIRET 441 772 522 R.C.S. Nanterre

Tel : 01 55 42 78 78 ; Fax : 01 43 26 10 83

This authorization shall imply that shareholders waive their preferential right to subscribe to new shares issued through the capitalization of reserves, premiums and profits.

The term of validity of this authorization is set at thirty-eight months as from the date of this General Assembly.

It supersedes any previous authorizations granted for the same purpose.

Twentieth Resolution - Overall limitation of the authorized amounts provided by the Eleventh, Twelfth, Thirteenth and Sixteenth resolutions of this General Assembly

The General Assembly, having reviewed the report of the Board of Directors, decides to set at 65% of the share capital as at the day of this General Assembly, the total maximum for the par value of shares that may be issued pursuant to the delegations provided by the Eleventh, Twelfth, Thirteenth and Sixteenth resolutions submitted to this General Assembly, it being specified that to this limit will be added, where applicable, the par value of ordinary shares to be issued in order to preserve, in accordance with the law and, where applicable, contractual provisions providing for other cases of adjustment, the rights of holders of securities giving access to the Company’s capital.

Twenty first Resolution - Amendment to Article 23 of the Articles of Association to confirm the retention of the single voting right

The General Assembly, having reviewed the Board of Directors’ report:

•	expressly prohibits the use of double voting rights following the modification of the provisions of Article L. 225-123 of the French Commercial Code by Law no. 2014-384 of March 29, 2014;amends the second paragraph of Article 23 of the Articles of Association accordingly, and as stated below, with the remainder of the article remaining unchanged:

“The voting right attached to the shares is proportional to the portion of capital they represent. Each share or entitlement certificate confers the right to one vote. Fully paid up shares duly registered for at least two years in the name of the same shareholder shall not benefit from a double voting right.”

Twenty second Resolution - Approval of the merger providing for the absorption of the company PHYS Participations by the Company; approval of the terms and conditions of the draft merger agreement in relation thereto

The General Assembly, having reviewed:

•	the report of the Board of Directors and the reports of the merger auditors appointed by the President of Nanterre Commercial Court by order dated April 8, 2015;

•	the draft merger agreement approved by the Board of Directors of the Company on May 11, 2015 and established by private deed dated May 11, 2015 with the company PHYS Participations, a French simplified joint stock company (société par actions simplifiée) with a capital of € 627,560, whose registered office is located at 80/84 rue des Meuniers, Green Square, Building D, 92220 Bagneux, registered with the Nanterre Trade and Companies Register under number 448 614 214, under which the company PHYS Participations transfers under merger to the Company all of its assets, a reassessed net asset amounting to € 13,843,144, with retroactive effect for accounting and tax purposes on January 1, 2015 (the “PHYS Draft Merger Agreement”);

DBV Technologies

Siège social: Green Square Bât. D ; 80/84 Rue des Meuniers – 92220 Bagneux

SA au capital de 1,937,248.60€ N° SIRET 441 772 522 R.C.S. Nanterre

Tel : 01 55 42 78 78 ; Fax : 01 43 26 10 83

approves all the provisions of the PHYS Draft Merger Agreement.

Twenty third Resolution - Approval of the merger providing for the absorption of the company DBCS Participations by the Company; approval of the terms and conditions of the draft merger agreement in relation thereto

The General Assembly, having reviewed:

•	the report of the Board of Directors and the reports of the merger auditors appointed by the President of Nanterre Commercial Court by order dated April 8, 2015;

•	the draft merger agreement approved by the Board of Directors of the Company on May 11, 2015 and established by private deed dated May 11, 2015 with the company DBCS Participations, a French simplified joint stock company (société par actions simplifiée) with a capital of € 577,500, whose registered office is located at 80/84 rue des Meuniers, Green Square, Building D, 92220 Bagneux, registered with the Nanterre Trade and Companies Register under number 448 599 605, under which the company DBCS Participations transfers under merger to the Company all of its assets, a reassessed net asset amounting to € 13,245,269, with retroactive effect for accounting and tax purposes on January 1, 2015 (the “DBCS Draft Merger Agreement”);

approves all the provisions of the DBCS Draft Merger Agreement.

Twenty fourth Resolution - Approval of the capital increase in the amount of € 30,178.80 as compensation for the merger by absorption of the company PHYS Participations by the Company and acknowledgement of the completion of said merger

The General Assembly, further to the adoption of the Twenty second resolution above and after acknowledging the completion of all conditions precedent stipulated in Chapter IV of the PHYS Draft Merger Agreement, including the adoption by the shareholders of PHYS Participations of the aforementioned merger,

•	decides to increase the share capital in the amount of € 30,178.80, from € 1,937,248.60 to € 1,967,427.40 by the creation of 301,788 new shares of ten cents (€ 0.10) nominal value each, fully paid up and assimilated to the existing shares,

•	decides that the 301,788 new shares are distributed among the shareholders of PHYS Participations at a rate of 4.8090 new ordinary of the Company for one (1) share of the company PHYS Participations,

•	acknowledges the completion of the aforementioned capital increase, and

•	acknowledges (a) the completion of the merger by absorption of PHYS Participations by the Company under the terms of the PHYS Draft Merger Agreement, and (b) the dissolution without liquidation of the company PHYS Participations.

DBV Technologies

Siège social: Green Square Bât. D ; 80/84 Rue des Meuniers – 92220 Bagneux

SA au capital de 1,937,248.60€ N° SIRET 441 772 522 R.C.S. Nanterre

Tel : 01 55 42 78 78 ; Fax : 01 43 26 10 83

Twenty fifth Resolution - Approval of the capital increase in the amount of €28,875.50 as compensation for the merger by absorption of the company DBCS Participations by the Company and acknowledgement of the completion of said merger

The General Assembly, further to the adoption of the Twenty third resolution above and after acknowledging the completion of all conditions precedent stipulated in Chapter IV of the DBCS Draft Merger Agreement, including the adoption by the shareholders of DBCS Participations of the aforementioned merger,

•	decides to increase the share capital in the amount of €28,875.50, from €1,967,427.40 to €1,996,302.90 by the creation of 288,755 new shares of ten cents (€0.10) nominal value each, fully paid up and assimilated to the existing shares,

•	decides that the 288,755 new shares are distributed among the shareholders of DBCS Participations at a rate of 5.0001 new ordinary of the Company for one (1) share of the company DBCS Participations,

•	acknowledges the completion of the aforementioned capital increase, and

•	acknowledges (a) the completion of the merger by absorption of DBCS Participations by the Company under the terms of the DBCS Draft Merger Agreement, and (b) the dissolution without liquidation of the company DBCS Participations.

Twenty sixth Resolution – Allocation of the merger premium relating to the merger by absorption of the company PHYS Participations by the Company

The General Assembly, having reviewed:

•	the report of the Board of Directors and the reports of the merger auditors;

•	the PHYS Draft Merger Agreement, and

in consideration of the adoption of the Twenty second and Twenty fourth resolutions above,

decides that the difference between the net value of the assets contributed by the company PHYS Participations (€13,843,144) and the total nominal value of the shares paying these contributions (€30,178.80), i.e., €13,812,964.70, will be recorded as liabilities in an account named “Merger premium” over which the new and existing shareholders of the Company shall have rights.

Twenty seventh Resolution – Allocation of the merger premium relating to the merger by absorption of the company DBCS Participations by the Company

The General Assembly, having reviewed:

•	the report of the Board of Directors and the reports of the merger auditors;

•	the DBCS Draft Merger Agreement, and

in consideration of the adoption of the Twenty third and Twenty fifth resolutions above,

DBV Technologies

Siège social: Green Square Bât. D ; 80/84 Rue des Meuniers – 92220 Bagneux

SA au capital de 1,937,248.60€ N° SIRET 441 772 522 R.C.S. Nanterre

Tel : 01 55 42 78 78 ; Fax : 01 43 26 10 83

decides that the difference between the net value of the assets contributed by the company DBCS Participations (€13,245,269) and the total nominal value of the shares paying these contributions (€28,875.50), i.e., €13,216,393.76, will be recorded as liabilities in an account named “Merger premium” over which the new and existing shareholders of the Company shall have rights.

Twenty eight Resolution – Capital reduction by cancellation of treasury shares resulting from the completion of the merger by absorption of the company PHYS Participations by the Company

The General Assembly, having considered the report of the Board of Directors and the special report of the statutory auditors,

•	acknowledges that among the assets contributed to the Company under the merger by absorption of the company PHYS Participations are three hundred and one thousand two hundred and fifty (301,250) shares of the Company that it does not wish to retain,

•	decides to reduce the Company’s share capital by an amount equal to the nominal value of such shares, i.e., €30,125, from €1,996,302.90 to €1,966,177.90, by canceling 301,250 shares of the Company contributed by the company PHYS Participations as part of the merger transaction referred to in the previous resolutions;

•	decides that the difference between (a) the value of the Company’s shares contributed by the company PHYS Participations under the merger referred to above, i.e., €13,818,338, and (b) the amount of capital reduction necessary for the cancellation of these 301,250 shares, i.e, €30,125, representing therefore a difference equal to €13,788,213, was registered in full in the “Merger premium” account; and

•	acknowledges the completion of the capital reduction which this resolution concerns and therefore finds that the share capital of the Company is equal to the sum of €1,966,177.90 divided into 19,661,779 shares of a nominal value of ten cents (€0.10) each, fully subscribed and paid.

Twenty ninth Resolution – Capital reduction by cancellation of treasury shares resulting from the completion of the merger by absorption of the company DBCS Participations by the Company

The General Assembly, having considered the report of the Board of Directors and the special report of the statutory auditors,

•	acknowledges that among the assets contributed to the Company under the merger by absorption of the company DBCS Participations are 284,798 shares of the Company that it does not wish to retain,

•	decides to reduce the Company’s share capital by an amount equal to the nominal value of such shares, i.e., 28,479.80, from €1,966,177.90 to €1,937,698.10, by canceling 284,798 shares of the Company contributed by the company DBCS Participations as part of the merger transaction referred to in the previous resolutions;

DBV Technologies

Siège social: Green Square Bât. D ; 80/84 Rue des Meuniers – 92220 Bagneux

SA au capital de 1,937,248.60€ N° SIRET 441 772 522 R.C.S. Nanterre

Tel : 01 55 42 78 78 ; Fax : 01 43 26 10 83

•	decides that the difference between (a) the value of the Company’s shares contributed by the company DBCS Participations under the merger referred to above, i.e., €13,063,684, and (b) the amount of capital reduction necessary for the cancellation of these 284,798 shares, i.e, €28,479.80, representing therefore a difference equal to €13,035,204.46, was registered in full in the “Merger premium” account; and

•	acknowledges the completion of the capital reduction which this resolution concerns and therefore finds that the share capital of the Company is equal to the sum of €1,937,698.10 divided into 19,376,981 shares of a nominal value of ten cents (€0.10) each, fully subscribed and paid.

Thirtieth Resolution – Amendment of the Company’s bylaws following the completion of the merger by absorption of the company PHYS Participations by the Company and the related capital reduction

The General Assembly, in consideration of the Twenty second, Twenty fourth and Twenty eight resolutions above, decides to amend Article 6 of the Company’s bylaws, which will henceforth read as follows:

“The capital is set at the sum of €1,966,177.90. It is divided into 19,661,779 ordinary shares of ten cents (€0.10) each, fully subscribed and paid by a cash contribution of their full amount.”

This amount of share capital takes into account the share capital increase of the Company resulting from the increase in the share capital of the Company further to the absorption of DBCS.

Thirty first Resolution – Amendment of the Company’s bylaws following the completion of the merger by absorption of the company DBCS Participations by the Company and the related capital reduction

The General Assembly, in consideration of the Twenty third, Twenty fifth and Twenty ninth resolutions above, decides to amend Article 6 of the Company’s bylaws, which will henceforth read as follows:

“The capital is set at the sum of €1,937,698.10. It is divided into 19,376,981 ordinary shares of ten cents (€0.10) each, fully subscribed and paid by a cash contribution of their full amount.”

Thirty second Resolution – Powers to carry out all formalities

The General Assembly gives all powers, with authority to delegate, to the bearer of an original, a copy or an excerpt of these minutes in order to effect the completion of contribution and merger transactions by himself or by a representative appointed by him, and therefore:

•	to reiterate, if necessary, and in any form, the contributions made to the absorbing company, to establish any confirming, complementary or corrective act that may be required, to perform all appropriate formalities to facilitate the transfer of the assets of the companies PHYS Participations and DBCS Participations to the Company;

DBV Technologies

Siège social: Green Square Bât. D ; 80/84 Rue des Meuniers – 92220 Bagneux

SA au capital de 1,937,248.60€ N° SIRET 441 772 522 R.C.S. Nanterre

Tel : 01 55 42 78 78 ; Fax : 01 43 26 10 83

•	to complete all formalities, to make any statement to the appropriate administrations, as well as any service of documents to anyone; in case of difficulty engaging in or following any proceedings;

•	to the foregoing ends, to sign any piece, act or document, to elect domicile, to substitute and to delegate within the limits of these powers and to do all that will be necessary.

DBV Technologies

Siège social: Green Square Bât. D ; 80/84 Rue des Meuniers – 92220 Bagneux

SA au capital de 1,937,248.60€ N° SIRET 441 772 522 R.C.S. Nanterre

Tel : 01 55 42 78 78 ; Fax : 01 43 26 10 83